SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the months of March & April 2006.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: July 14, 2006
By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI Systems Inc.

*Print name and title under the signature of the signing officer

News Releases: June 2006

QI Systems Reduces Float by 750,000 Shares; Cancels Stock Escrow Account and Voids 750,000 Shares of Common Stock

June 7, 2006--QI Systems Inc. (OTCBB:QIIIF), a leading developer and integrator of contact and contactless card payment, access-control and tracking solutions, today announced that effective immediately pursuant to subsection 8(c) of an Escrow Agreement dated March 14, 1995, QI Systems has cancelled a founder's escrowed stock account established with the formation of the Company.

The Escrow Agreement provided that any shares not released from escrow within five years from the date of acceptance of the agreement shall be cancelled. The date referred to in subsection 8(c) was subsequently extended to April 26, 2006, by consent of the stock exchange on which the Company was formerly listed (TSX Venture Exchange). As April 26, 2006 has now passed, the Company has formally cancelled the Escrow Agreement.

The account, held by the Company's stock transfer agent Signature Stock Transfer, contained 750,000 shares of common stock for seven individuals. These shares will be returned to QI Systems' stock treasury and the Company's issue will be reduced by 750,000 shares.

"It has been a long-term goal of management to streamline our capital structure," stated Steve Garman, QI Systems Chief Executive Officer. "We are pleased that QI Systems has been able to effect this change to reduce our float and we hope to be able to implement other short-term capital enhancements to increase shareholder value."

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release may include “forward-looking statements’ which are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The OTCBB Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Contacts
QI Systems Inc.
Steven Garman, 817-485-8111
sgarman@qisystems.ca
or
Investor Relations:
Equity Performance Group
Bethany Tomich, 617-723-1465
bethany@equityperfgp.com

QI Systems and SmartCentric Technologies Sign Development and Supplier Contract to Provide Payment Solutions for a Variety of Devices to the Campus Market

June 12, 2006--QI Systems Inc. (OTCBB: QIIIF) and SmartCentric Technologies International Ltd, leading developers and integrators of contact and contactless card payment solutions, today announced that they have signed a multi-phase development and supplier contract. The agreement will combine SmartCentric's SmartCity products for multi-application and payment solutions with a wide variety of QI System's unattended devices, including, but not limited to, laundry equipment, vending machines, printers, copiers and parking equipment, using both contact and contactless cards.

The unique partnership between QI Systems and SmartCentric will provide university and corporate campuses with new opportunities for expanded use of the SmartCentric SmartCity multi-application family of smart card solutions, which can be used both on-campus and off and will allow for remote data collection and hot-listing of lost or stolen cards. These solutions include Off-Campus Merchant programs, parking and transportation and are part of the full suite of SmartCity solutions which includes Secure IT access, logical access, Web Revalue of cards, and Digital Certificates.

President and Chief Executive Officer of QI Systems Inc., Steven R. Garman, comments, "QI Systems has a history of enabling unattended devices on campus to make one-card payment and tracking solutions a reality. Additionally, QI Systems has a high level of expertise working with a variety of companies in the proprietary stored value space. The agreement with SmartCentric provides the Company with a unique opportunity to work on global projects with a corporation that has been a pioneer in both industries."

Stephen B. Riegel, QI Systems' Vice President of Business Development added, "We are pleased to be working with a quality organization such as SmartCentric and share their ongoing vision of excellence and spirit of innovation and leadership. As SmartCentric moves forward with their next generation of card ID and payment solutions, QI Systems looks forward to supporting their efforts and providing them with quality products."

Kieran Timmins, CEO of SmartCentric comments, "The QI Systems partnership enables us to accelerate our plans to provide our customers with a real choice of card platforms for e-payments including contact and contactless. We anticipate that the first major product deployment will be delivered in early 2007. The partnership also allows us to solve the issue of transaction collection and hot-listing of lost or stolen cards by providing collection methods using TCP/IP and/or WiFi."

Chris Rizzetto, Director of Sales for SmartCentric in North America adds, "This partnership will be sure to offer immediate benefits to our current and prospective customers."

About QI Systems:

QI Systems Inc. develops and markets innovative contact and contactless chip-based card payment and tracking solutions for a number of industries as well as national, state and local government agencies. QI's products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture.

For more information about QI Systems Inc., visit www.qisystems.ca.

About SmartCentric Technologies International Limited:

SmartCentric Technologies International is a specialist technology company focused on secure payments and transactions and multi-application smart card systems. SmartCentric's flagship product, SmartCity(R), was originally developed by the SmartCentric team in the early 1990's and has evolved into a trusted worldwide card solution. SmartCity(R) is a Multi-Application Smart Card based system which has many wide-ranging uses, such as stored value, loyalty, gift cards, logical access, physical access, biometrics, car parking and ticketing. SmartCity(R) is based on international standards and is teamed with best of breed industry partners to deliver leading edge technology and first class client friendly solutions.

SmartCity(R) has been used in over 90 sites worldwide with over 5 million cards issued in diverse sites such as colleges, government offices, military establishments, banks, cities, towns, shopping areas, and stadiums.

For further information please visit us on www.smartcentric.com

Matters discussed in this press release are "forward-looking statements" and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements, as actual results may differ materially from current expectations. QI Systems and SmartCentric Technologies International Ltd undertake no obligation to publicly update such forward-looking statements. Contacts QI Systems Inc. Corporate & Media Contact:
Steven R. Garman, 817-485-8111
or
Investor Relations Contacts:
Equity Performance Group
Bethany Tomich, 617-723-1465
Bethany@equityperfgp.com

SmartCentric Technologies International Limited Worldwide:
Kieran J Timmins, +353 1 854 0501
kieran.timmins@smartcentric.com
or
North America:
Chris Rizzetto, 561-228-1826
chris.rizzetto@smartcentric.com
or
Europe:
Denise Sweeney, +353 87 823 5551
denise.sweeney@smartcentric.com

QI Systems Issues Performance Update to Shareholders

June 27, 2006--QI Systems Inc. (OTCBB:QIIIF), a leading developer and integrator of contact and contactless payment systems and products, announced today that the Company's CEO, Steve Garman, has issued a corporate update to shareholders:

To Our Shareholders:

Over the past several months profound changes have occurred at QI Systems which have led to the recent revitalization of your Company. With the help of a very supportive Board of Directors and an outstanding management team, QI Systems has become a viable contender in the global multi-billion dollar, programmable card payment and systems business. Management at QI Systems is entirely focused on expanding sales and gaining profitability by growing distribution channels and strategically diversifying our business across several industry segments. Over time, we believe our strategy will pay off, providing robust, balanced and steady growth.

Our investments in key hires, marketing programs, product innovation and business development are starting to show results. Third quarter 2006 Revenues were up 252% sequentially over the second quarter 2006 to $256,487 as announced in our recently reported third quarter financial results. Gross profit increased 239% to $170,969 in the third quarter of 2006, with the gross margin rising to 66.7%. The increased margin reflects greater buying efficiencies and better sales terms on large orders realized during the period in addition to improved operational procedures.

We are continuing to successfully brand our contact chip-based card payment and tracking solutions while capitalizing on global business opportunities. We are aggressively moving to address the high market demand for contactless technology and see this area as a significant revenue opportunity for QI Systems in the near term. Our ability to collaborate with strong partners to deliver best-of-breed technology systems has been impressive and is highlighted as follows:

-- PARCXSMART(R) TECHNOLOGIES - On December 15, 2005, QI Systems announced the integration of and enhanced support for the Parcxmart Technologies Inc., smart card payment program already integrated in the QI Hybrid line of card payment terminals designed for use in the parking industry. The Parcxmart card scheme will also be accepted in unattended devices supported by QI Systems such as kiosks, vending machines and laundry washers and dryers.

-- PARCXSMART PARTNERSHIP EXPANDS - On March 21, 2006, Parcxmart announced the United States' first installation of a true one card solution for on-street parking, small-dollar transactions, and chip-based loyalty applications in New Haven, Connecticut. The New Haven installation incorporates QI Systems' proprietary card payment and tracking technology for smart card solutions. The first system installation is now in revenue service in the City of New Haven, Connecticut.

-- CARDLOGIX - On April 20, 2006, QI Systems and CardLogix announced the launch of a reloadable stored value card scheme for parking payment in the City of Santa Monica, California. QI Systems along with CardLogix have developed a smart card-based solution for the payment of parking fees at meters throughout the city, which collects on 6,400 spaces.

-- SMARTCENTRIC TECHNOLOGIES INTERNATIONAL, INC. - On June 12, 2006, QI Systems and SmartCentric Technologies announced that they signed a multi-phase development and supplier contract. The agreement will combine SmartCentric's SmartCity products for multi-application and payment solutions with a wide variety of QI System's unattended devices, including, but not limited to, laundry equipment, vending machines, printers, copiers and parking equipment, using both contact and contactless cards.

Two previously announced projects continue to be active but have developed more slowly than anticipated. While the Company still believes that these initiatives are viable in the long term, the potential of the Caribbean development project and the Persian Gulf proposal have yet to be realized.

In addition to delivering improvements to our operating and financial performance, management is focused on engendering shareholder friendly actions which we believe will lead to the future realization of shareholder value. Recent examples are as follows:

-- On June 7, 2006, QI Systems announced a reduction of the Company's public float by 750,000 shares. QI Systems cancelled several "founders'" escrowed stock certificates established with the formation of the Company. This action was allowed by certain provisions in the terms of an escrow agreement.

-- On June 22, 2006, QI Systems Inc. announced that it has strengthened its balance sheet through a recently completed private equity placement, with total proceeds to the Company of $280,000. The offering consisted of 1,400,000 units at $0.20 per unit, with each unit consisting of one share of QI common stock and one warrant to acquire one share of QI common stock at an exercise price of $0.40. The warrant for this placement expires two years from the issue date of the unit. All of the common shares issued under this private placement are subject to regulatory hold periods.

-- On June 23, 2006, our shareholders overwhelmingly approved management's proposed domicile change to become a United States company, incorporated in the State of Delaware. With 43% of outstanding shares voting, management's change of domicile proposal received a 99.9% favorable vote. We believe this change improves our ability to meet future equity and debt financing needs; enhances the marketability of our capital stock by raising our profile in the capital market; and provides greater opportunities to propose and win business within the United States.

As we continue to deliver our contact and contactless solutions across multiple platforms, we anticipate continued future growth. We are also working to secure our intellectual property rights for the future through patents and exclusive licenses. QI Systems will continue to work with industry leading engineers to develop and improve our new product line of smart card solutions to support contactless technology for the security, parking and vending industries. Our existing relationships with leaders in the parking industry will enable us to expand our presence in this fast growing market. This will also allow us to develop new strategic partnerships with high level companies in the parking market and in our other core markets, which we believe in turn will drive future revenue growth.

I believe the actions we have taken in fiscal 2006 will significantly benefit our shareholders as our operating goals continue to be realized in the future.

Steve Garman, CEO

About QI Systems:

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture. QI Systems develops and integrates contact and contactless payment systems and products across verticals. Products have been installed in the U.S., Canada, Venezuela, the United Kingdom and Norway.

For more information please visit www.qisystems.ca.

Safe Harbor:

Matters discussed in this press release may include "forward-looking statements" which are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward-looking statements and undertakes no obligation to publicly update such forward-looking statements.

Contacts
QI Systems Inc.
Steven Garman, 817-485-8111
sgarman@qisystems.ca
or
Investor Relations:
Equity Performance Group
Bethany Tomich, 617-723-1465
bethany@equityperfgp.com